--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 3)1

                          NATURAL SOLUTIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    63901V109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    MICHAEL KLANSEK, CHIEF FINANCIAL OFFICER
          NATURAL SOLUTIONS CORPORATION, 100 VOLVO PARKWAY, SUITE 200,
                    CHESAPEAKE, VIRGINIA 23320 (757) 548-4242
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 17 Pages)



         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

------------------------------                    ------------------------------
     CUSIP No. 63901V109          SCHEDULE 13D          Page 2 of 17 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        M.G. Robertson
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   |_|
                                                                       (b)   |_|
        Not Applicable
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

        Not Applicable
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------------------------- ------- ----------------------------------------------
          NUMBER OF          7    SOLE VOTING POWER

           SHARES                 24,918,562
------------------------- ------- ----------------------------------------------
                             8    SHARED VOTING POWER
        BENEFICIALLY
                                  -0-
------------------------- ------- ----------------------------------------------
       OWNED BY EACH         9    SOLE DISPOSITIVE POWER

         REPORTING                24,918,562
------------------------- ------- ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER
        PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        24,918,562
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
        Not Applicable
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        68.5%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13D 1

                                  Statement of
                                 M.G. ROBERTSON
                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

           NATURAL SOLUTIONS CORPORATION (Commission File No. 0-28155)

         The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.


ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Natural Solutions Corporation, a Florida corporation (the "Company"). The address of the Company's principal executive offices is 100 Volvo Parkway, Suite 200, Chesapeake, Virginia 23320.


ITEM 2. IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by M.G. Robertson, an individual who is sometimes referred to herein as the "Reporting Person."

         (b) The principal business address of the Reporting Person is SHB-301, 977 Centerville Turnpike, Virginia Beach, Virginia 23463.

         (c) The Reporting Person is the Chairman of the Company, which is focused on the distribution of a patented environmentally friendly corrosion inhibiting products for de-icing and anti-icing under the ICE BAN(R) brand. The principal address of the Company is set forth in Item 1 above.

         (d) and (e) The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or


_________________
1 This Amendment No. 3 to Schedule 13D amends and restates the Schedule 13D filed by the Reporting Person on June 16, 2000, as amended by Amendment No. 1 to
Schedule 13D filed on August 9, 2000 and Amendment No. 2 to Schedule 13D filed on September 8, 2000.

prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         M.G. Robertson has beneficial ownership of shares of Common Stock due to his acquisition of convertible debentures, warrants and shares of Common Stock as follows:

Convertible Debentures
----------------------

         (a) On August 11, 1999, in exchange for a loan of $750,000 to the Company by M.G. Robertson, the Company executed a Convertible Debenture with a Maturity Date of August 11, 2000 and simple interest at 10% per annum, and which is secured by certain works of art belonging to the Janke Family Trust. This Convertible Debenture was originally convertible at the election of the holder into shares of Common Stock at or prior to maturity at $0.75 per share. M.G. Robertson was therefore entitled to receive 1,000,000 shares of Common Stock at or prior to the maturity of this Convertible Debenture.

         On June 1, 2000, the Company executed a First Amendment to this Convertible Debenture. The amendment modified the conversion price of the principal amount and accrued and unpaid interest from $0.75 to $0.25 per share of Common Stock. As a result, M.G. Robertson will be entitled to receive 3,000,000 shares of Common Stock at or prior to the maturity of this Convertible Debenture, as amended. The amendment also extended the maturity date of this Convertible Debenture to August 31, 2001. The parties subsequently amended this Convertible Debenture to extend the maturity date to August 31, 2003.

         In addition, the interest on this Convertible Debenture, as amended, may be payable in shares of Common Stock at the election of the Company. As of July 31, 2001, interest in the amount of $161,874 had accrued under this Convertible Debenture, as amended, and, therefore, M.G. Robertson is deemed to have beneficial ownership of an additional 647,498 shares of Common Stock. The document governing this Convertible Debenture and the First Amendment to Convertible Debenture are attached to this Schedule 13D as Exhibits A and C.

         (b) On June 1, 2000, in exchange for a loan of $250,000 to the Company by M.G. Robertson, the Company executed a Convertible Debenture with a Maturity Date of June 1, 2005 and simple interest at 10% per annum, and which is secured by all the assets of the Company. This Convertible Debenture may be converted at the election of the holder into shares of Common Stock at or prior to maturity at $0.25 per share. As a result, M.G. Robertson will be entitled to receive 1,000,000 shares of Common Stock at or prior to the maturity of this Convertible Debenture.

         In addition, the interest on this Convertible Debenture may be payable in shares of Common Stock at the election of the Company. As of July 31, 2001, interest in the amount of $30,457 had accrued under this Convertible Debenture and, therefore, M.G. Robertson is deemed to have beneficial ownership of an additional 121,827 shares of Common Stock. The document governing this Convertible Debenture is attached to this Schedule 13D as Exhibit D.

         (c) On July 31, 2000, in exchange for a loan of $350,000 to the Company by M.G. Robertson, the Company executed a Convertible Debenture with a Maturity Date of August 1, 2005 and simple interest at 10% per annum, and which is secured by all the assets of the Company. This Convertible Debenture may be converted at the election of the holder into shares of Common Stock at or prior to maturity at $0.25 per share. As a result, M.G. Robertson will be entitled to receive 1,400,000 shares of Common Stock at or prior to the maturity of the Debenture.

         In addition, the interest on this Convertible Debenture may be payable in shares of Common Stock at the election of the Company. As of July 31, 2001, interest in the amount of $36,667 had accrued under this Convertible Debenture and, therefore, M.G. Robertson is deemed to have beneficial ownership of an additional 146,668 shares of Common Stock. The document governing this Convertible Debenture is attached to this Schedule 13D as Exhibit F.

         (d) On August 31, 2000, in exchange for a loan of $435,000 to the Company by M.G. Robertson, the Company executed a Convertible Debenture with a Maturity Date of September 1, 2005 and simple interest at 10% per annum, and which is secured by all the assets of the Company. This Convertible Debenture may be converted at the election of the holder into shares of Common Stock at or prior to maturity at $0.25 per share. As a result, M.G. Robertson will be entitled to receive 1,740,000 shares of Common Stock at or prior to the maturity of this Convertible Debenture.

         In addition, the interest on this Convertible Debenture may be payable in shares of Common Stock at the election of the Company. As of July 31, 2001, interest in the amount of $39,413 had accrued under this Convertible Debenture and, therefore, M.G. Robertson is deemed to have beneficial ownership of an additional 157,650 shares of Common Stock. The document governing this Convertible Debenture is attached to this Schedule 13D as Exhibit G.

         (e) On November 9, 2000, in exchange for a loan of $100,000 to the Company by M.G. Robertson, the Company executed a Convertible Debenture with a Maturity Date of November 10, 2005 and simple interest at 10% per annum, and which is secured by all the assets of the Company. This Convertible Debenture may be converted at the election of the holder into shares of Common Stock at or prior to maturity at $0.25 per share. As a result, M.G. Robertson will be entitled to receive 400,000 shares of Common Stock at or prior to the maturity of this Convertible Debenture.

         In addition, the interest on this Convertible Debenture may be payable in shares of Common Stock at the election of the Company. As of July 31, 2001, interest in the amount of $7,346 had accrued under this Convertible Debenture and, therefore, M.G. Robertson is deemed to have beneficial ownership of an additional 29,386 shares of Common Stock. The document governing this Convertible Debenture is attached to this Schedule 13D as Exhibit H.

Warrants
--------

         On August 11, 1999, the Company executed Stock Purchase Warrants, No. W-1A and W-2A, for the benefit of M.G. Robertson giving him the right to purchase at a purchase price of $0.75 per share at any time from August 11, 1999, up to and including July 28, 2000, 3,000,000 shares of Common Stock. Simultaneously with the execution thereof the Company amended, cancelled and surrendered four earlier Stock Purchase Warrants: W-1, W-3, W-2, and W-4, each being issued on November 7, 1997. These Warrants were subsequently cancelled and replaced on June 1, 2000 as described below.

         On June 1, 2000, the Company executed Stock Purchase Warrant, No. W-3A, for the benefit of M.G. Robertson giving him the right to purchase at a purchase price of $0.25 per share at any time from June 1, 2000, up to and including June 1, 2005, 3,000,000 shares of Common Stock. Simultaneously with the execution thereof the Company amended, cancelled and surrendered two earlier Stock Purchase Warrants, W-1A and W-2A, each being issued on August 11, 1999. A copy of this Stock Purchase Warrant is attached to this Schedule 13D as Exhibit E.

Common Stock
------------

         In August 1999, M.G. Robertson purchased 40,000 shares of Common Stock in open market trading for an average price of $2.29 per share.

         In October 1999, M.G. Robertson purchased 4,000,000 shares of Common Stock directly from the Company for a total of $1 million. As a part of the transaction, M.G. Robertson acquired, among other rights, the right to name up to three of the seven directors of the Company. The document governing this stock purchase is attached to this Schedule 13D as Exhibit B.

         In March 2001, M.G. Robertson purchased 100,200 shares of Common Stock in open market trading for an average price of $1.08 per share.

         In April 2001, M.G. Robertson purchased 2,000 shares of Common Stock in open market trading for an average price of $0.81 per share.

         On July 25, 2001, M.G. Robertson purchased 5,208,333 shares of Common Stock directly from the Company for a total of $500,000.

         On August 3, 2001, M.G. Robertson purchased 3,925,000 shares of Common Stock in a private transaction for $375,000.

ITEM 4. PURPOSE OF THE TRANSACTION

         The principal purpose of the transactions was to effect a capital infusion into the Company and to establish a means whereby M.G. Robertson may continue to make additional capital infusions into the Company if so warranted.

         Other than through the acquisition of additional shares of Common Stock pursuant to the Convertible Debentures and Stock Purchase Warrant described above, or as otherwise described herein, the Reporting Person has no present plans, proposals or intention which relate to or would result in (a) the acquisition by any person of additional securities of the Company (other than in connection with stock option plans or other employee benefit plans of the Company), or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure (other than the possible consolidation or other reorganization of the Company's subsidiaries); (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

         The Reporting Person is not under any obligation to increase or decrease his holdings of Common Stock. Depending upon future developments, the Reporting Person may, in his discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above. The Reporting Person reserves the right to act with respect to his holdings as he deems in his own best interest.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Reporting Person is the beneficial owner of 24,918,562 shares of the Common Stock (the "Shares"), which represent 68.50% of the outstanding shares of the Common Stock. [The 68.50% is calculated as follows: 24,734,873 shares issued and outstanding to date plus (i) shares issuable to M.G. Robertson pursuant to the Convertible Debentures dated August 11, 1999, as amended, June 1, 2000, July 31, 2000, August 31, 2000, and November 9, 2000, plus interest on the above debentures, and (ii) 3,000,000 shares issuable at any time after June 1, 2000 pursuant to the Stock Purchase Warrant, No. W-3A.] The Reporting Person has the sole power to vote and dispose of the Shares. Of the Shares: (i) 13,273,533 are held by the Reporting Person in his individual capacity; (ii) 8,643,029 are issuable upon the maturity date of the above Convertible Debentures plus accrued interest as of July 31, 2001 or earlier upon the election of either the holder or upon the early payment of said Convertible Debenture by the

Company; and (iii) 3,000,000 are issuable upon exercise of stock purchase warrants at an exercise price of $0.25 per share.

         (c) Except for the transactions described in Item 3 above, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit       Description
-------       -----------

A Natural Solutions Corporation's Convertible Debenture for the benefit of M.G. Robertson dated August 11, 1999.*

B Stock Purchase Agreement dated October 31, 1999 (filed previously as Exhibit 4.1 to the Company's Quarterly Report on Form 10-QSB for the period ended January 31, 2000).

C First Amendment to Convertible Debenture due August 31, 2001 (filed previously as Exhibit 4.2 to the original Schedule 13D).

D Natural Solutions Corporation's Convertible Debenture for the benefit of M.G. Robertson dated June 1, 2000 (filed previously as
              Exhibit 4.3 to the original Schedule 13D).

E Natural Solutions Corporation Stock Purchase Warrant No. W-3A dated June 1, 2005 (filed previously as Exhibit 4.5 to the original Schedule 13D).

F Natural Solutions Corporation's Convertible Debenture for the benefit of M.G. Robertson dated July 31, 2000 (filed previously as
              Exhibit 4.6 to Amendment No. 1 to Schedule 13D).

G Natural Solutions Corporation's Convertible Debenture for the benefit of M.G. Robertson dated August 31, 2000 (filed previously as Exhibit 4.7 to Amendment No. 2 to Schedule 13D).

H             Natural  Solutions  Corporation's  Convertible  Debenture  for the
              benefit of M.G. Robertson dated November 9, 2000. (filed previously as Exhibit 4.4 to the Company's Current Report on Form 8-K dated November 9, 2000).

______________________
*  Filed herewith

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.




Date:  October 3, 2001                       /s/ M.G. Robertson
                                             -----------------------------------
                                             M.G. Robertson



Attention:    Intentional  misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

              THIS DEBENTURE HAS BEEN ISSUED PURSUANT TO A CLAIMED EXEMPTION FROM THE REGISTRATION AND QUALIFICATION PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH SUCH PROVISIONS OR EXEMPTIONS THEREFROM.

                                  _____________

                         NATURAL SOLUTIONS CORPORATION.
                      Convertible Debenture due August 2001
                                  _____________


US$750,000                                                       August 11, 1999

         NATURAL SOLUTIONS CORPORATION (the "Company"), a corporation duly organized and existing under the laws of the State of Nevada, for value received, promises to pay to

                                 M.G. Robertson
                        SHB-301, 977 Centerville Turnpike
                         Virginia Beach, Virginia 23463

or assigns, the sum of Seven Hundred and Fifty Thousand Dollars ($750,000) on August 31, 2001, with interest at ten percent (10%) per annum.

         1. Payment. (a) Interest due hereon shall be paid by the Company semiannually in arrears, commencing February 28, 2000. The Company may at its election pay such interest in cash or in shares of its common stock, each share to be valued at $.75.

         (b) The principal amount hereof and all interest not theretofore paid shall be due and payable August 11, 2001. The Company reserves the right to prepay this debenture, provided that, in the event of any prepayment, the debenture holder will have 30 days from receipt of notice of the Company's intent to prepay to exercise the conversion rights set forth herein.

         (c) Payment hereof shall be made to the registered holder at the principal office of the Company in the United States, except that, with respect to any interest payable before maturity, payment shall be by mail addressed to the registered owner hereof at the address of which she shall have last advised the Company in writing.

         2. Security. This debenture is secured by a lien on certain works of art belonging to the Janke family trust. Such works of art are described on Appendix A attached hereto.

         3. Conversion. (a) This debenture may be converted, in whole or in part, into common stock of the Company, at or prior to maturity (or, in the event this debenture should be redeemed or prepaid, for a period of 30 days after the date the Company shall have mailed notice of such redemption or prepayment), at the option of the registered holder hereof, at $.75 per share, subject to adjustment as hereinafter provided (the "Conversion Price").

         (b) The right to convert the outstanding balance under this debenture may be exercised at any time or times, in whole or in part, by delivery to the Company of a written notice of conversion specifying the number of shares to be purchased, accompanied by this debenture for cancellation or, in the case of partial conversion, appropriate notation. If this debenture is to be converted only in part, the Company shall issue to the holder a new debenture, in like form, evidencing the balance of the indebtedness hereunder.

         (c) Shares issued pursuant to this debenture shall be validly authorized, fully-paid and nonassessable. As soon as practicable after full or partial conversion of this debenture, the Company will cause to be issued in the name of and delivered to the holder of the debenture, a certificate for the number of shares to which the holder shall be entitled on such conversion. Such conversion shall be deemed to have been made on the date of delivery to the Company of the notice referred to in subparagraph (b).

         4. Redemption. (a) This debenture is subject to redemption or prepayment at any time after August 30, 1999, in whole or in part at the option of the Company on not less than 30 nor more than 60 days' notice given by the Company to the registered holder hereof, upon tender of payment at face value, with interest accrued and unpaid to the date fixed for redemption. Any partial redemption shall be applied against any interest then due then to principal.

         5. Subordination. (a) The indebtedness evidenced by this debenture shall be subordinate and subject to right of payment, to the extent and in the manner hereinafter set forth, to the prior payment in full of Senior Indebtedness of the Company or any subsidiary, whether outstanding on the date hereof or hereafter created, and whether or not secured. "Senior Indebtedness" shall mean the principal of (and premium, if any) and unpaid interest on (i) indebtedness of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other institutions regularly engaged in the business of lending money, (ii) indebtedness of the Company for payments due on account of rent or leases of equipment, offices, or facilities rented for the Company's use, (iii) any deferrals, renewals or extensions of any such indebtedness or debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness. As used herein, the term "subsidiary" shall mean a corporation at least 50% of whose voting securities, having ordinary voting power not dependent on default, are owned directly or indirectly by the Company or by one or more of its other subsidiaries or by the Company in conjunction with one or more of its other subsidiaries.

         (b) Upon any payment or distribution of the assets of the Company upon any dissolution or winding up or total liquidation or reorganization of the Company (whether in bankruptcy, insolvency, reorganization or receivership proceedings, or upon an assignment for the benefit of creditors, or any other marshaling of the assets and liabilities of the Company or otherwise),

                  (i) all Senior Indebtedness shall first be paid in full, in cash, or provisions made for such payment, before any holder of this debenture shall be entitled to receive any payment of distributions from or by the Company on account of the principal of and premium, if any, or interest on the indebtedness evidenced by this debenture;

                  (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which any holder of this debenture would be entitled except for the provisions of this subparagraph (b) shall be paid or delivered by the Company or by any trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to such trustee or trustees under any indenture pursuant to which any instrument evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment of distribution, or provision therefor, to the holders of such Senior Indebtedness; and

                  (iii) in the event that, notwithstanding the foregoing, any payment or distribution of assets to the Company of any kind or character, whether in cash, property or securities, shall be received by any holder of this debenture before all Senior Indebtedness is paid in full, or provision made for its payment or distribution shall be held in trust for the benefit of, and shall be paid over or delivered to , the holders of such Senior Indebtedness or their representatives, or to the trustee or trustees under any indenture pursuant to which any amendments evidencing any of such Senior Indebtedness may have been issued ratably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary after giving effect to any concurrent payment or distribution, or provision therefor, toe the holders of such Senior Indebtedness.

         (c) For purposes of this debenture, the words "cash, property or securities" shall be deemed to include shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this paragraph 5 with respect to the payment of all Senior Indebtedness which may at the time be outstanding, provided that (i) the Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the hold of the Senior Indebtedness are not, without consent of such holders, altered by such reorganization or readjustment.

         (d) Subject to the payment in full of all Senior Indebtedness, the holder of this debenture shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company made on the Senior Indebtedness until the principal of, premium, if any, and interest on this debenture shall be paid in full, and for purposes of such subrogation, no such payments or distributions to the holders of Senior Indebtedness of cash, property or securities, which otherwise would be payable or distributable to the holder of this debenture, shall, as between the Company, its creditors other than the holders of Senior Indebtedness, and the holder of this debenture, be deemed to be a payment by the Company to or on account of this debenture, it being understood that the provisions of this paragraph are intended solely for the purpose of defining the relative rights of the holder of this debenture, on the one hand, and the holders of Senior Indebtedness, on the other hand.

         6. Nonimpairment. (a) Nothing contained in paragraph 5 is intended to or shall impair, as between the Company, the Company's creditor's other than the holders of the Senior Indebtedness, and any holder of this debenture, the obligation of the Company, which is absolute and unconditional, to pay to the holder of this debenture the principal of, premium, if any, and interest on this debenture, as and when the same shall become due and payable in accordance with its terms, and which, subject to the rights under paragraph 4 of the holders of Senior Indebtedness, is intended to rank equally with all other general obligations of the Company, or is intended to or shall affect the relative rights of the holder of this debenture and creditors of the Company other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the holder of this debenture from exercising all remedies otherwise permitted by applicable law upon occurrence of an event of default (as that term is hereinafter defined), subject to the rights, if any, under paragraph 5, of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon exercise of any such remedy.

         (b) (i) No payment on account of principal, premium, if any, or interest on this debenture shall be made by the Company unless full payment of amounts then due for principal, premium, if any, sinking fund and interest on all Senior Indebtedness has been made or duly provided for in money, and (ii) no payment on account of principal, premium, if any, or interest on this debenture shall be made by the Company if, at the time of such payment or immediately after giving effect thereto, (A) there shall exist a default in the payment of principal, premium, if any, sinking funds, or interest with respect to any Senior Indebtedness, or (B) there shall have occurred any other event of default with respect to any Senior

Indebtedness as defined therein or in the instrument under which the same is outstanding, permitting the holders thereof to accelerate the maturity thereof, and such event of default shall not have been cured or waived or shall not have ceased to exist.

         (c) The Company will not incur any Senior Indebtedness except for working capital and other operating needs arising in the ordinary course of business, including the acquisition of real estate and other properties for use by the Company.

         7. Registration: Transfer. (a) The Company shall maintain a record of the principal amount and balance of the debenture and the owner thereof, such book to be maintained at the Company's principal executive office.

         (b) The Company may treat the registered owner as the absolute owner hereof for purposes of receiving payments of principal and/or interest due hereunder and for all other purposes.

         (c) No transfer hereof shall be valid unless such transfer shall have been made on the record book maintained by the Company for this debenture by the registered owner or by his or its attorney duly authorized in a writing reasonably satisfactory in form to counsel for the Company.

         (d) The original holder of this debenture, named above, represents that this debenture is being purchased for investment and not with a view to distribution. Neither this debenture nor any shares issuable pursuant to this debenture have been registered under state or federal securities laws and may not be transferred unless so registered or, in the opinion of counsel reasonably satisfactorily to the Company, there are applicable exemptions from the registration requirements of such laws.

         (e) If the Company shall hereafter file a registration statement under the Securities Act of 1933 with respect to a public offering of shares of its common stock, the Company shall first notify all registered holders of this debenture and of shares of common stock issued upon conversion of this debenture, and all such persons shall have the right to include their shares of common stock in such registration statement, subject to the consent of the underwriter, which the Company will use its best efforts to obtain. Such persons shall not be required to pay any of the expenses attributable to such registration other than such incremental fees as are attributable to the shares being sold by them.

         (f) If the Company shall not have filed a registration statement within three years of the date of this debenture, then the holders of a majority of those shares of common stock which shall have been issued upon conversion of this debenture in whole or in part, shall have the right, exercisable only twice, at any time within the next five years, to request that the Company prepare and file a registration statement under the Securities Act of 1933 covering the shares into which this debenture shall have been converted, and the Company shall use its best efforts to cause such registration statement to become effective. Such persons shall pay such incremental fees as are attributable to the shares being sold by them, and shall reimburse the Company for all other costs incident to such registration, unless the Company includes shares of stock in such registration statement.

         8. Default. (a) Any one or more of the following shall be deemed to be a default by the Company: (i) any failure to pay any interest, principal, or other payment when and as due under this debenture; (ii) failure to perform any term or condition of this debenture; (iii) assignment of any substantial part of the Company's assets for the benefit of creditors; (iv) the filing by the Company of an application for the appointment of a receiver, custodian or trustee for all or any substantial part of the Company's asset; (v) the appointment of a receiver, custodian or trustee for all or any substantial part of the Company's assets upon the application of any creditor of the Company;
(vi) the filing of any lien, of which the Company shall have received notice, or any judgment which judgment or lien is not bonded off within ninety (90) days, against all or any substantial part of the Company's assets; (vii) suspension of the Company's business; (viii) the entry of any order or judgment restraining the Company from conducting all or any substantial part of its business; and (ix) amendment of the Company's Certificate of Incorporation or By-Laws in any manner which would foreclose performance by the Company of any of its obligations or the exercise of any rights of the debenture holders under this debenture.

         (b) The following shall also constitute a default by the Company: (i) any liquidation, unless such liquidation provides for prepayment of this debenture; (ii) initiation of bankruptcy proceedings by the Company; and/or
(iii) pendency of bankruptcy proceedings against the Company for more than thirty (30) days.

         (c) Any event which would otherwise constitute a default under this debenture shall not be deemed to be a default if the registered holder of this debenture (or, if more than one registered holder, the holders of a majority of principal amount thereof) shall consent to such event or waive such default in writing, either before or after such event of default, provided that no event described in paragraph 8(a)(i) may be waived insofar as the interest of any registered holder may appear without the consent of such holder.

         (d) In the event of the occurrence of any event of default (subject to the provisions of paragraph 7(c)), the registered owner hereof may declare all obligations and debts contained herein to be immediately due and payable and collect payment in every way permitted by law; provided, however, that the Company shall have a period of thirty (30) days in which to cure and correct any event of default described in paragraph 8(a).

         9. Adjustments. In case (i) the Company's outstanding shares of common stock shall be subdivided into a greater number of shares, (ii) a dividend in common stock shall be paid in respect of its outstanding common stock, or (iii) there shall be any other distribution on the Company's common stock payable otherwise than out of earnings, retained earnings or earned surplus, the Conversion Price per share in effect immediately prior to such subdivision shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend or distribution be proportionately reduced; and, conversely, if the outstanding shares of common stock shall be combined into a smaller number of shares, the Conversion Price per share in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. If there shall be a distribution described in clause (iii) of this section 9, the Conversion Price per share in effect immediately prior to such distribution shall be reduced by an amount equal to the fair value thereof per share of common stock.

         10. Financial Information. The Company will provide the holder of this debenture monthly unaudited financial information, including a trial balance sheet and statements of income and expense. In addition, it will provide said holder with the same reports and financial information as it supplies to its stockholders, and at the same time.

         11. Disputes. Any dispute between or among the Parties or any of them arising out of or in any way relating to this Agreement shall be submitted to arbitration in Washington, D.C. under the auspices of the American Arbitration Association. A decision of an arbitrator or a panel of arbitrators, as the case may be, shall be legally binding on the Parties and shall not be subject to appeal to any court of law. The costs of arbitration shall be borne by the Party instigating such arbitration, if he or it shall not prevail in the principal relief sought, and by the Party or Parties against whom such arbitration is brought, if the Party instigating such arbitration shall prevail in the principal relief sought.

         12. Miscellaneous. (a) All of the covenants, stipulations, promises and agreements contained herein shall bind the Company, its successors and assigns.

         (b) This debenture shall be governed by the laws of the Commonwealth of Virginia.

         (c) The Company will at all times reserve and keep authorized and available, solely for the purpose of issue upon exercise of the conversion and stock purchase rights herein provided, such number and kind of shares as may from time to time be issuable upon the conversion of this debenture.

         (d) On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this debenture and, in the case of loss, theft or destruction, on delivery of an indemnity agreement or bond reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this debenture, the Company will execute and deliver a new debenture of like tenor.

         (e) No holder, as such, shall be entitled by reason of this debenture to any rights as a shareholder of the Company.

         (f) This debenture shall not be valid unless executed by the person named on the face hereof.

         IN WITNESS WHEREOF, NATURAL SOLUTIONS CORPORATION has caused this debenture to be signed by its president and its corporate seal to be affixed hereto and to be attested by its secretary, all as of the 11th day of August, 1999.


Attest:                               NATURAL SOLUTIONS CORPORATION


/s/ Ann Owen                          by /s/ Richard Jurgenson
------------------------------           ---------------------------------------
Ann Owen, Secretary                      Richard Jurgenson, President and C.E.O.

[SEAL]

                          NATURAL SOLUTIONS CORPORATION
                               ELECTION TO CONVERT

                          (Void after August 11, 2001)



To: NATURAL SOLUTIONS CORPORATION

         The undersigned holder of the debenture dated August 11, 1999, hereby irrevocably elects to convert

                                                dollars ($        )
             ----------------------------------          ---------

of the indebtedness represented by said debenture into fully paid and nonassessable shares of common stock of NATURAL SOLUTIONS CORPORATION, at a price of $.75 per share, and in consideration thereof, requests that a certificate or certificates shares
                               ------------

be issued to him and be delivered to him at the address indicated below.

         A new option certificate representing rights to purchase any remaining shares shall be issued to the holder at the address below.


Date:                    ,
     -------------------  -------------




                                             -----------------------------------
                                                         (signature)


                                             -----------------------------------
                                                        (printed name)


                                             -----------------------------------
                                                          (address)



                        TO CONSTITUTE A VALID EXERCISE OF
                       THESE WARRANTS, THIS ELECTION MUST
                        BE ACCOMPANIED BY THE DEBENTURE.